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Exhibit 12

	Fiscal Year Ended
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
	(dollar amounts in thousands, except ratios)
Interest	$26,745	$21,704	$27,048	$51,293	$49,342
Interest factor in rental expense	26,579	25,088	25,717	23,085	19,984
Capitalized interest	—	—	—	—	799

(a) Fixed charges, as defined	$53,324	$46,792	$52,765	$74,378	$70,125

Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$58,444	$37,616	$(34,977)	$(63,032)	$(13,470)
Fixed charges	53,324	46,792	52,765	74,378	70,125
Capitalized interest	—	—	—	—	(799)

(b) Earnings, as defined	$111,768	$84,408	$17,788	$11,346	$55,856

(c) Ratio of earnings to fixed charges (b÷a)	2.1	1.8	—	—	—

        The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $35.0 million, $63.0 million, and $14.3 million for fiscal 2008, 2007, and 2006, respectively.

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  Exhibit 12